Exhibit 99.1

BGIN BLOCKCHAIN LIMITED Announces Resolution of Subsidiary’s Hosting Dispute and Full Recovery of Mining Machines

Singapore – April 13, 2026 –BGIN BLOCKCHAIN LIMITED (the “Company”; NASDAQ: BGIN), a digital asset technology company with proprietary cryptocurrency mining technologies and a manufacturer of cryptocurrency mining hardware, today announced the successful resolution of a series of disputes involving its US subsidiary, BGIN Infrastructure, LLC (“BGIN”), and Mawson Hosting, LLC (“Mawson”), the landlord of BGIN’s former hosting service provider, Krypton Technologies, LLC (“Krypton”). As part of a confidential settlement agreement BGIN has recovered all of its mining machines.

The dispute stemmed from a Hosting Services Agreement dated June 14, 2024, between BGIN and Krypton, under which Krypton agreed to operate approximately 5,325 BGIN-owned mining machines. When Krypton ultimately defaulted on its obligations to its landlord, Mawson, the mining machines were seized by Mawson. Contemporaneously, BGIN provided written notice to Krypton terminating the Hosting Services Agreement and demanded the return of its mining machines; however, Krypton was unable to return the mining machines because they were in Mawson’s possession at that time.

On March 31, 2025, BGIN filed a complaint against Mawson in Beaver County, Pennsylvania, seeking the return of the mining machines and damages resulting from Mawson’s actions. On June 2, 2025, Mawson filed a third-party complaint against Krypton, asserting claims arising out of an agreement between Mawson and Krypton. After several months of litigation, as part of a confidential settlement agreement, Mawson agreed to return, and has since returned, the mining machines to BGIN.

About BGIN Blockchain Limited

BGIN BLOCKCHAIN LIMITED (NASDAQ: BGIN) is a digital asset technology company with proprietary cryptocurrency-mining technologies that leverages its experience in designing ASIC chips and mining machines to penetrate new cryptocurrency opportunities and execute on a long-term strategic focus on self-mining. BGIN’s mission is to make crypto mining accessible to all by developing innovative products tailored to various market needs, from beginners to large-scale industrial miners. BGIN designs and manufactures mining machines under its ICERIVER brand, providing customers with operational flexibility through advanced mining infrastructure and hosting services.

For more information, please visit: www.bgin.com or www.iceriver.io.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” “target,” “project,” “potential,” “seek,” “may,” “should,” “could,” “would,” and similar expressions or the negative thereof. Statements that are not historical facts, including but not limited to statements regarding the Company’s expectations concerning the deployment or redeployment of recovered mining machines, the Company's mining operations, and the Company’s strategic plans and objectives, are forward-looking statements. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results set forth in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”). Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

BGIN BLOCKCHAIN LIMITED

Investor Relations

ir@bgin.com

Robin Yang

BGIN.IR@icrinc.com

Media Relations

pr@bgin.com

Brad Burgess

BGIN.PR@icrinc.com